ISSUED ON BEHALF OF REED ELSEVIER PLC

Results of Annual General Meeting 2008

The Annual General Meeting of Reed Elsevier PLC was held on Wednesday 23 April 2008.

The table below displays the results of the poll on all 13 resolutions. Each shareholder, present in person or by proxy was entitled to one vote per share held.

RESOLUTION	FOR*	%	AGAINST	%	WITHHELD**
1. Receipt of	765,309,358	99.31	5,352,763	0.69	14,585,115
Financial statements
2. Directors Remuneration Report	665,853,04586.18		106,745,00513.82		12,661,522
3. Declaration of final dividend	784,548,961	100.00	3,141	0.00	709,282
4. Re-appointment of auditors	774,081,568	99.51	3,795,542	0.49	7,384,274
5. Auditors’ remuneration	781,536,341	99.60	3,162,564	0.40	561,181

6. To re-elect as a director

Sir Crispin Davis	747,418,916	95.25	37,299,598		4.75		541,058
7. To re-elect as a director Andrew Prozes	780,900,65299.51		3,809,723	0.49		551,009
8. To re-elect as a director Lisa Hook	783,831,151	99.89	899,818	0.11		530,415

9. To re-elect as a director

Gerard van de Aast	780,899,214	99.51	3,816,900	0.49		543,458
10. Allotment of unissued shares 769,514,77598.06			15,192,6721.94		551,382
11. Disapplication of pre-emption rights***	768,678,785	97.97	15,937,135	2.03		635,335
12. Authority to purchase own shares***	784,642,386	99.99	81,972	0.01		536,215
13. New Articles of Association***	781,875,550	99.68	2,544,509	0.32		841,238

The total number of Ordinary Shares in issue, excluding Treasury shares at the close of business on Tuesday 22 April 2008 was 1,101,484,194

• Includes discretionary votes.

• A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

• Indicates Special Resolution.

Two copies of the resolutions passed as Special Business have been submitted to the UK Listing Authority and will be available for inspection at their Document Viewing Facility.